GULKOWITZ BERGER LLP

4205 Avenue M

Brooklyn, New York 11234

212-208-0006

sberger@gulkowitzberger.com

February 21, 2018

Coy Garrison

Special Counsel

United States Securities and Exchange Commission

Office of Real Estate Commodities

Washington, D.C. 20549

Re:	Reliance Real Estate Trust, LLC
Response to Comments on Amended No. 1 to Offering Statement on Form 1-A
Filed February 7, 2018
File No. 024-10778

We are counsel to Reliance Real Estate Trust, LLC (the “RRET”) and submit this letter on its behalf in response to the comments of the staff of the Office of Real Estate and Commodities of the United States Securities and Exchange Commission in a letter dated February 16, 2018, to David Teiler of Reliance Real Estate Trust, LLC, with respect to Amendment No. 1 to the Offering Statement on Form 1-A, Filed on February 7, 2018, File No. 024-10778. RRET is simultaneously filing Amendment No. 2 to Offering Statement on Form 1-A (the Offering Statement, as amended, shall herein be referred to as the “Offering Statement”). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offering Statement. Listed below are each of the comments in italics, followed by a response.

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Offering Summary, Page 6

1. We note your disclosure that you “expect to acquire a 48.99% interest in the Initial Portfolio on or around March 15, 2018 .. . . .” Please revise to clarify whether you have entered into an agreement to acquire the 48.99% interest in the Initial Portfolio and whether there are any contingencies that must be met for you to acquire the 48.99% interest. If you have entered into an agreement, please describe its material terms and file it as an exhibit to the offering statement. See Item 17(6) of Form 1-A. To the extent there is no agreement for the 48.99% interest in the Initial Portfolio, please revise your disclosure throughout to explain that there is no guarantee that you will acquire the 48.99% interest in the Initial Portfolio and to describe the impact that not acquiring any interest in the Initial Portfolio would have on your business.

Response:

We have clarified that we have entered into an agreement to acquire the 48.99% interest in the Initial Portfolio and attached the agreement as an exhibit to the Offering Statement. We have revised the Offering Statement to state that (i) no contingencies must be met for us to acquire the 48.99% interest; (ii) we will have the opportunity to inspect the properties in the Initial Portfolio and any documents we reasonably request from the seller to determine the properties’ suitability for our intended use and to investigate all other aspects related to the Initial Portfolio; and (iii) if in our sole discretion we are not satisfied with the results of our inspection or review, we will have until March 2, 2018, at 4:00 p.m. (EST) to terminate the agreement. All other material terms of this agreement are already included in the Offering Statement. Offering Statement, 6; Exhibit 6.3.

Distributions, page 13

2. Given the delay in acquiring your 48.99% interest in the Initial Portfolio to on or around March 15, 2018, please tell us how you expect to make quarterly distributions beginning in the first quarter of 2018 from your interest in the Initial Portfolio.

Response:

We have revised the Offering Statement to state that we intend to make quarterly distributions beginning in the second quarter of 2018. Offering Statement, 14.

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If you should have any questions or comments regarding this letter, please do not hesitate to contact me.

Sincerely yours,

/s/ Shaya M. Berger

Shaya M. Berger

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